SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Angeion Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

45326F207
(CUSIP Number)

Timothy P. Bacci
BlueLine Partners, LLC
402 Railroad Avenue, Suite 201
Danville, California 94526

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 18, 2010
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Amendment No. 2 to Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [   ].

CUSIP No. 917273104

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only). BlueLine Capital Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 150,929
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 150,929
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 296,390
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES[ ] (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 917273104

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only). BlueLine Capital Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 145,461
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 145,461
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 296,390
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES[ ] (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 917273104

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only). BlueLine Partners, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 150,929
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 150,929
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 296,390
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES[ ] (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 917273104

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only). BlueLine Partners II, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 145,461
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 145,461
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 296,390
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES[ ] (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Item 1.  Security and Issuer

This Amendment No. 2 to Schedule 13D relates to Common Stock (the “Common Stock”) of Angeion Corporation (“Angeion” or the “Company”) with its principal executive offices located at 350 Oak Grove Parkway Saint Paul, MN 55127.

Item 2.  Identity and Background

(a)– (b)                      This statement is filed on behalf of BlueLine Capital Partners II, LP (“BCP II”),BlueLine Capital Partners III, LP (“BCP III”), BlueLine Partners, L.L.C. (“BLPI”) and, BlueLine Partners II, L.L.C. (“BLP II” and, together with BCP II, BCPIII and BLP I, “BlueLine” or the “Reporting Entities”).  BLP I is the sole general partner of BCP II and BLP II is the sole general partner of BCP III.  Scott Shuda and Timothy Bacci are each Managing Directors of BLP I and BLP II.  Messrs. Shuda and Bacci each disclaims beneficial ownership for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Act”).  The address of the principal business office of each of the Reporting Entities and Messrs. Shuda and Bacci is 402 Railroad Avenue, Suite 201, Danville, California 94526.

(c)– (f)                      No change.

Item 3.  Source and Amount of Funds

No change.

Item 4.  Purpose of the Transaction

Item 4 is hereby amended and restated to read as follows:

On August 18, 2010, BlueLine, entered into an agreement with the Company providing for a process whereby the Company’s board of directors will be reformed in a manner and with a result consistent with the request of the Reporting Entities set forth within Amendment No. 1 to Schedule 13D filed by the Reporting Entities with the Securities and Exchange Commission on August 10, 2010 (“Amendment No. 1”).  Under the agreement, BlueLine agreed to abandon its efforts to call a Special Meeting of Shareholders and has done so.

While not specifically covered by the agreement entered into with the Company, the Reporting Entities will continue to promote the remaining items discussed within the Amendment No. 1 filing.  These include: (i) developing and implementing a business plan that anticipates consistently profitable operations; (ii) implementing an appropriate stock buyback program; and (iii) conforming board member compensation to levels more appropriate to the Company’s size and recent performance.  The Reporting Entities will also seek to improve communications with existing shareholders by, among other things, initiating a dialog with each of the individuals recently nominated by the shareholders for consideration as potential board members of the Company.

Item 5.  Interest in Securities of the Issuer

No change.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Entities have entered into an agreement with respect to the joint filing of this statement.

Item 7.  Materials to be Filed as Exhibits

Exhibit A – Joint Filing Agreement dated August 10, 2010, signed by each of the Reporting Entities in order to confirm that this Schedule 13D is being filed on behalf of each of the Reporting Entities.(1)

Exbihit B -1  Agreement dated as of August 18, 2010, between Angeion Corporation and BlueLine Partners, L.L.C. (2)
Exhibit B-1 Form of Angeion Director Resignation Letter (2)

(1)  Incorporated by reference to Amendment No. 1 to Schedule 13D filed on August10, 2010.
(2)  Incorporated by reference to Angeion Corporation Form 8-K dated August 18, 2010 and filed on August 23, 2010.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 23, 2010

BlueLine Capital Partners, L.P.

By:  BlueLine Partners, L.L.C.
Its:  General Partner

By: /s/ Timothy P. Bacci
Name:  Timothy P. Bacci
Title:    Managing Director

BlueLine Capital Partners II, L.P.

By:  BlueLine Partners, L.L.C.
Its:  General Partner

By: /s/ Timothy P. Bacci
Name:  Timothy P. Bacci
Title:    Managing Director

BlueLine Partners, L.L.C.

By: /s/ Timothy P. Bacci
Name:  Timothy P. Bacci
Title:    Managing Director

BlueLine Partners II, L.L.C.

By: /s/ Timothy P. Bacci
Name:  Timothy P. Bacci
Title:    Managing Director